Simon Thorn (Summary of Investment Related Experience)

Simon Thorn has over 20 years' experience in Compliance and Regulation in both retail and wholesale markets and has led and supported the development and transformation of Compliance programmes in the US, Japanese and UK banks where he has worked. His investment related experience is as follows:

JUNE 2012 – Present
BARCLAYS BANK PLC
Chief Compliance Officer

- April 2020 – Present: Chief Compliance Officer, Barclays Bank PLC
- May 2018 – April 2020: Deputy Group Compliance Officer, Head of BX Compliance, Compliance lead for Consumer Banking & Payments (CB&P)
- November 2016 – May 2018: Chief Compliance Officer, Barclays UK (BUK)
- May 2014 – November 2016: Chief Compliance Officer, Personal and Corporate Banking (PCB)
- October 2013- May 2014: Head of Global Compliance Services (GCS)
- July 2013 – October 2013: Global Head of Wealth Compliance (interim)
- June 2012 – September 2013: EMEA Head of Compliance, Corporate and Investment Banking (CIB)

SEPTEMBER 2008 – MAY 2012
NOMURA INTERNATIONAL PLC
Managing Director, Head of EMEA Compliance

1998 – 2008
MERRILL LYNCH

- Aug 2007 – July 2008 First Vice President, Chief Operating Officer of EMEA Compliance
- 1998 – Aug 2007 First Vice President (app. Jan 05), Head of EMEA GMI Product Compliance

1991 – 1997
FINANCIAL SERVICES AUTHORITY (inc. The Securities Association (TSA) and the London Stock Exchange (LSE)

- Surveillance Division: Team Manager
- Examiner
- Financial Regulation: Market Analyst